# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1stdibs.com, Inc., CIK 0001600641
CUSIP: 320551104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 PARK AVENUE SOUTH, 10TH FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002103921

## Reporting persons
- Sofina Capital S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sofina SA: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Belgium (C9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sofina SA owns 100% of the shares and voting power of Sofina Ventures SA.

## Item 1. Issuer
Name of issuer: 1stdibs.com, Inc.
Address of issuer's principal executive offices: 300 PARK AVENUE SOUTH, 10TH FLOOR, NEW YORK, NEW YORK, 10010

## Item 2. Person Filing
Name of person filing: Sofina Capital S.A. - Sofina SA
Address of principal business office or, if none, residence:
Sofina Capital S.A. : 12, Rue Leon Laval, L-3372 Leudelange, Grand Duchy of Luxembourg -
Sofina SA : Rue de lIndustrie 31, 1040 Brussels, Belgium
Citizenship:
Sofina Capital S.A. : Luxembourg

Sofina SA : Belgium

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0
This Schedule 13G is being filed on a late, corrective basis pursuant to Rule 13d-1(d) to (i) report historical beneficial ownership that first became reportable upon the issuer's initial public offering (the IPO) and registration of the subject class, and (ii) report that the reporting persons no longer beneficially own any shares of the issuer's common stock. Prior to the IPO, Sofina Partners S.A. beneficially owned 7,840,708 shares, representing approximately 8.6% of the issuer's outstanding common stock immediately prior to the IPO. Following an internal reorganization, Sofina Partners S.A. merged with and into Sofina Capital S.A., with Sofina Capital S.A. as successor by merger. Sofina SA may be deemed to beneficially own the securities reported herein by virtue of its 100% ownership of Sofina Capital S.A. As of November 14, 2025, the reporting persons beneficially own 0 shares (0.0%) of the issuer's common stock, following sales completed in October and November 2025.
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sofina Capital S.A.: Marie Aumann, Attorney-in-fact (01/15/2026)
- Sofina SA: Marie Aumann, Attorney-in-fact (01/15/2026)